EXHIBIT 99.1

HEXO to Produce Mike Tyson’s New Cannabis Brand, TYSON 2.0, in Canada

Exclusive partnership brings innovative line of cannabis flower, pre-rolls and edibles to Canada; expected to be available this fall

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Quebec, Aug. 30, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, is pleased to announce that the Company has entered into an exclusive partnership with TYSON 2.0,  entrepreneur and cannabis advocate Mike Tyson's recently formed cannabis company.

Under the agreement, HEXO will produce TYSON 2.0's products in Canada, including TYSON 2.0’s full range of flower, pre-rolls, edibles and vapes. The HEXO-produced lines will launch across Canada in fall 2022.

“We’re delighted that HEXO has been chosen as the exclusive Canadian producer for TYSON 2.0 brands,” said Charlie Bowman, CEO of HEXO Corp. "Our boutique cultivation capabilities and product offerings enable HEXO to elevate the consumer's cannabis experience. With their broad product range from flower to straight edge pre-rolls to edibles, the TYSON 2.0 brand fits perfectly into HEXO's market leading portfolio."

“Our partnership with HEXO allows us to deliver TYSON 2.0’s vision of a premier cannabis experience to Canadians,” noted Chad Bronstein, Co-founder, President and Chairman of TYSON 2.0. “TYSON 2.0 is dedicated to bringing innovative cannabis products to market and HEXO’s strong reputation as the leader in quality standards made them the obvious choice in Canada.”

“We know that Canadians have been eager to try the TYSON 2.0 line and we’re excited to have signed this deal with HEXO, the ideal partner to produce the high-quality premium and affordable, cannabis flower, concentrates and consumables that we’re known for,” added Mike Tyson, Chief Brand Officer and Co-founder of TYSON 2.0.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and nine months ended April 30, 2022. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada and Israel. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

About TYSON 2.0
TYSON 2.0 is a premier cannabis company formed with legendary boxer, entrepreneur and icon Mike Tyson. The company's mission is to produce innovative, high-quality cannabis products known for purity, precision, and wide accessibility. Providing consumers an outstanding selection of products, TYSON 2.0 is an extraordinary balance of premium and affordable, full-spectrum cannabis flower, concentrates and consumables available at retailers across the United States and in select provinces across Canada. Learn more at Tyson20.com.

For Canadian media or investor inquiries please contact:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com

For U.S media inquiries please contact:
Francesca DeMauro / Sandy Shakoor
KCSA Strategic Communications
917.880.9771 / 646.578.6008
fdemauro@kcsa.com / sshakoor@kcsa.com